April 27, 2012

VIA EDGAR and EMAIL TO: Mr. Michael Johnson

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael R. Clampitt, Senior Attorney

Re:	BofI Holding, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed September 13, 2011

File No. 000-51201

Mr. Clampitt:

We received your letter dated April 11, 2012 providing the following additional comment in regard to the above-referenced filing of BofI Holding, Inc. (the “Company”). This letter contains the Company’s response to this comment, as well as the Company’s response to comment #3 (regarding our Form D filing) contained in your earlier comment letter dated March 12, 2012.

1.	We refer to your response to prior comment 2. For the preferred stock transactions during the fiscal years ended June 30, 2009 and 2010, in your next response letter please provide all the information required in answer to Item 701 of Regulation S-K including, without limitation, the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and the facts relied upon to make the exemption available.

Response:

Set forth below is the information required in answer to Item 701 of Regulation S-K concerning our preferred stock issuances during fiscal year ended June 30, 2009. There were no sales of unregistered securities during our fiscal year ended June 30, 2010:

During the period from July 1, 2008 through August 22, 2008, the Company offered and sold an aggregate of 1,040 shares of Series B – 8% Cumulative Convertible Nonparticipating Perpetual Preferred Stock (“Series B preferred stock”) and received gross proceeds of $1,040,000, less costs and expenses of the offering totaling $23,000. The offer and sale of the Series B preferred stock was made solely to accredited investors and satisfied all of the other conditions specified in Rule 502 of Regulation D, and was therefore exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The net proceeds of the offering were used for general corporate purposes, including capital contributions to the Bank.

Upon issuance, each share of Series B preferred stock was convertible at the option of the holder into 111 shares of the Company’s common stock, or an effective conversion price of $9.00 per share, and the Company had the right to force conversion into common stock upon satisfaction of certain conditions specified in the Certificate of Designations. Effective April 14, 2010, the Company forced conversion of all outstanding shares of Series B preferred stock (totaling 4,790 shares) and issued 531,690 new shares of common stock upon such conversion, with a value of $4.79 million at the time of issuance.

Page 2 Letter to Michael R. Clampitt dated April 27, 2012

3.	We were unable to locate a Form D for your preferred stock sales during 2009, from which you indicate you received gross proceeds of $1,040,000. Please advise.

Response:

After requesting a search of paper filings by the Office of FOIA Services, it appears that the Company inadvertently failed to file the Form D with the SEC at the time of the original transaction. The Company has now made the filing of the Form D with the SEC on April 13, 2012 and a copy of the filed Form D is attached to this letter as Attachment 1.

As clarification, the Form D lists the total amount sold in the offering as $4.7 million, while the disclosure in our 2009 Form 10-K states that $1.0 million was sold during fiscal year ended June 2009. It should be noted that $3.7 million of this issue was sold in the prior fiscal year ending June 30, 2008 in addition to the $1.0 million in Fiscal 2009 for the total of $4.7 million.

Page 3 Letter to Michael R. Clampitt dated April 27, 2012

*            *             *            *            *

In connection with the Staff’s comment letter and our responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments from Commission staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this filing. If you have any questions or comments, please call me at your convenience.

Very truly yours,

BOFI HOLDING, INC.

/s/ Gregory Garrabrants
Gregory Garrabrants
President and Chief Executive Officer

cc:	Allen Sussman, Esq.

Reed Smith LLP

Attachment 1

The Securities and Exchange Commission has not necessarily reviewed the information in this filing and has not determined if it is accurate and complete.

The reader should not assume that the information is accurate and complete.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM D Notice of Exempt Offering of Securities	OMB APPROVAL
	OMB Number:	3235-0076
	Expires:	June 30, 2012
Estimated average burden
	hours per response:	4.00

1. Issuer’s Identity

CIK (Filer ID Number)	Previous Names	☒ None	Entity Type
0001299709			☒ Corporation
Name of Issuer			☐ Limited Partnership
BofI Holding, Inc.			☐ Limited Liability Company
Jurisdiction of Incorporation/Organization			☐ General Partnership
DELAWARE			☐ Business Trust
Year of Incorporation/Organization			☐ Other (Specify)
☒ Over Five Years Ago
☐ Within Last Five Years (Specify Year)
☐ Yet to Be Formed

2. Principal Place of Business and Contact Information

Name of Issuer
BofI Holding, Inc.
Street Address 1		Street Address 2
12777 HIGH BLUFF DRIVE		SUITE #100

City	State/Province/Country	ZIP/PostalCode	Phone Number of Issuer
SAN DIEGO	CALIFORNIA	92130	(858) 350-6200

3. Related Persons

Last Name	First Name	Middle Name
Englert	Jerry
Street Address 1	Street Address 2
12777 High Bluff Drive, Suite 100
City	State/Province/Country	ZIP/PostalCode
San Diego	CALIFORNIA	92130

Relationship: ☐ Executive Officer ☒ Director ☐ Promoter

Clarification of Response (if Necessary):

Last Name	First Name	Middle Name
Allrich	Theodore
Street Address 1	Street Address 2
12777 High Bluff Drive, Suite 100
City	State/Province/Country	ZIP/PostalCode
San Diego	CALIFORNIA	92130

Relationship: ☐ Executive Officer ☒ Director ☐ Promoter

Clarification of Response (if Necessary):

Last Name	First Name	Middle Name
Garrabrants	Greg
Street Address 1	Street Address 2
12777 High Bluff Drive, Suite 100
City	State/Province/Country	ZIP/PostalCode
San Diego	CALIFORNIA	92130

Relationship: ☒ Executive Officer ☒ Director ☐ Promoter

Clarification of Response (if Necessary):

Last Name	First Name	Middle Name
Pancheri	Tom
Street Address 1	Street Address 2
12777 High Bluff Drive, Suite 100
City	State/Province/Country	ZIP/PostalCode
San Diego	CALIFORNIA	92130

Relationship: ☐ Executive Officer ☒ Director ☐ Promoter

Clarification of Response (if Necessary):

Last Name	First Name	Middle Name
Paulus	Michelle
Street Address 1	Street Address 2
12777 High Bluff Drive, Suite 100
City	State/Province/Country	ZIP/PostalCode
San Diego	CALIFORNIA	92130

Relationship: ☐ Executive Officer ☒ Director ☐ Promoter

Clarification of Response (if Necessary):

Last Name	First Name	Middle Name
Burke	Gary
Street Address 1	Street Address 2
12777 High Bluff Drive, Suite 100
City	State/Province/Country	ZIP/PostalCode
San Diego	CALIFORNIA	92130

Relationship: ☐ Executive Officer ☒ Director ☐ Promoter

Clarification of Response (if Necessary):

Last Name	First Name	Middle Name
Chipman	Michael
Street Address 1	Street Address 2
12777 High Bluff Drive, Suite 100
City	State/Province/Country	ZIP/PostalCode
San Diego	CALIFORNIA	92130

Relationship: ☐ Executive Officer ☒ Director ☐ Promoter

Clarification of Response (if Necessary):

Last Name	First Name	Middle Name
Grinberg	Paul
Street Address 1	Street Address 2
12777 High Bluff Drive, Suite 100
City	State/Province/Country	ZIP/PostalCode
San Diego	CALIFORNIA	92130

Relationship: ☐ Executive Officer ☒ Director ☐ Promoter

Clarification of Response (if Necessary):

Last Name	First Name	Middle Name
Micheletti	Andrew
Street Address 1	Street Address 2
12777 High Bluff Drive, Suite 100
City	State/Province/Country	ZIP/PostalCode
San Diego	CALIFORNIA	92130

Relationship: ☒ Executive Officer ☐ Director ☐ Promoter

Clarification of Response (if Necessary):

Last Name	First Name	Middle Name
Whitter	Gordon
Street Address 1	Street Address 2
12777 High Bluff Drive, Suite 100
City	State/Province/Country	ZIP/PostalCode
San Diego	CALIFORNIA	92130

Relationship: ☐ Executive Officer ☒ Director ☐ Promoter

Clarification of Response (if Necessary):

4. Industry Group

☐ Agriculture	Health Care	☐ Retailing
Banking & Financial Services	☐ Biotechnology	☐ Restaurants
☐ Commercial Banking	☐ Health Insurance	Technology
☐ Insurance	☐ Hospitals & Physicians	☐ Computers
☐ Investing	☐ Pharmaceuticals	☐ Telecommunications
☐ Investment Banking	☐ Other Health Care	☐ Other Technology
☐ Pooled Investment Fund	☐ Manufacturing	Travel
Is the issuer registered as an investment company under the Investment Company Act of 1940?	Real Estate ☐ Commercial ☐ Construction	☐ Airlines & Airports ☐ Lodging & Conventions ☐ Tourism & Travel Services
☐ Yes ☐ No

☒ Other Banking & Financial Services	☐ REITS & Finance	☐ Other Travel
☐ Business Services	☐ Residential	☐ Other
Energy	☐ Other Real Estate
☐ Coal Mining
☐ Electric Utilities
☐ Energy Conservation
☐ Environmental Services
☐ Oil & Gas
☐ Other Energy

5. Issuer Size

Revenue Range	OR	Aggregate Net Asset Value Range
☐ No Revenues		☐ No Aggregate Net Asset Value
☐ $1 - $1,000,000		☐ $1 - $5,000,000
☐ $1,000,001 - $5,000,000		☐ $5,000,001 - $25,000,000
☐ $5,000,001 - $25,000,000		☐ $25,000,001 - $50,000,000
☒ $25,000,001 - $100,000,000		☐ $50,000,001 - $100,000,000
☐ Over $100,000,000		☐ Over $100,000,000
☐ Decline to Disclose		☐ Decline to Disclose
☐ Not Applicable		☐ Not Applicable

6. Federal Exemption(s) and Exclusion(s) Claimed (select all that apply)

☐ Rule 504(b)(1) (not (i), (ii) or (iii))	☐ Rule 505
☐ Rule 504 (b)(1)(i)	☒ Rule 506
☐ Rule 504 (b)(1)(ii)	☐ Securities Act Section 4(6)
☐ Rule 504 (b)(1)(iii)	☐ Investment Company Act Section 3(c)
☐ Section 3(c)(1) ☐ Section 3(c)(9)

☐ Section 3(c)(2) ☐ Section 3(c)(10)
☐ Section 3(c)(3) ☐ Section 3(c)(11)
☐ Section 3(c)(4) ☐ Section 3(c)(12)
☐ Section 3(c)(5) ☐ Section 3(c)(13)
☐ Section 3(c)(6) ☐ Section 3(c)(14)
☐ Section 3(c)(7)

7. Type of Filing

☒ New Notice	Date of First Sale 2008-07-10	☐ First Sale Yet to Occur
☐ Amendment

8. Duration of Offering

Does the Issuer intend this offering to last more than one year?	☐ Yes ☒ No

9. Type(s) of Securities Offered (select all that apply)

☒	Equity	☐ Pooled Investment Fund Interests
☐	Debt	☐ Tenant-in-Common Securities
☐	Option, Warrant or Other Right to Acquire Another Security	☐ Mineral Property Securities
☐	Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	☐ Other (describe)

10. Business Combination Transaction

Is this offering being made in connection with a business combination transaction, such as a merger, acquisition or exchange offer?	☐ Yes ☒ No

Clarification of Response (if Necessary):

11. Minimum Investment

Minimum investment accepted from any outside investor $25,000 USD

12. Sales Compensation

Recipient			Recipient CRD Number	☒	None

Not Applicable			None

(Associated) Broker or Dealer	☒	None	(Associated) Broker or Dealer CRD Number	☒	None

None			None
Street Address 1			Street Address 2
Not Applicable			Not Applicable

City			State/Province/Country			ZIP/Postal Code
Not Applicable			CALIFORNIA			92130
State(s) of Solicitation (select all that apply)	☒	All States	☐ Foreign/non-US
Check “All States” or check individual States

13. Offering and Sales Amounts

Total Offering Amount	$14,000,000 USD	or	☐ Indefinite
Total Amount Sold	$4,790,000 USD
Total Remaining to be Sold	$9,210,000 USD	or	☐ Indefinite

Clarification of Response (if Necessary):

14. Investors

☐

Select if securities in the offering have been or may be sold to persons who do not qualify as accredited investors, and enter the number of such non-accredited investors who already have invested in the offering.

	Regardless of whether securities in the offering have been or may be sold to persons who do not qualify as accredited investors, enter the total number of investors who already have invested in the offering:	20

15. Sales Commissions & Finder’s Fees Expenses

Provide separately the amounts of sales commissions and finders fees expenses, if any. If the amount of an expenditure is not known, provide an estimate and check the box next to the amount.

Sales Commissions	$0 USD	☐ Estimate
Finders’ Fees	$0 USD	☐ Estimate

Clarification of Response (if Necessary):

16. Use of Proceeds

Provide the amount of the gross proceeds of the offering that has been or is proposed to be used for payments to any of the persons required to be named as executive officers, directors or promoters in response to Item 3 above. If the amount is unknown, provide an estimate and check the box next to the amount.

$0 USD ☐ Estimate

Clarification of Response (if Necessary):

Signature and Submission

Please verify the information you have entered and review the Terms of Submission below before signing and clicking SUBMIT below to file this notice.

Terms of Submission

In submitting this notice, each issuer named above is:

•

Notifying the SEC and/or each State in which this notice is filed of the offering of securities described and undertaking to furnish them, upon written request, in the accordance with applicable law, the information furnished to offerees.*

•

Irrevocably appointing each of the Secretary of the SEC and, the Securities Administrator or other legally designated officer of the State in which the issuer maintains its principal place of business and any State in which this notice is filed, as its agents for service of process, and agreeing that these persons may accept service on its behalf, of any notice, process or pleading, and further agreeing that such service may be made by registered or certified mail, in any Federal or state action, administrative proceeding, or arbitration brought against it in any place subject to the jurisdiction of the United States, if the action, proceeding or arbitration (a) arises out of any activity in connection with the offering of securities that is the subject of this notice, and (b) is founded, directly or indirectly, upon the provisions of: (i) the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Investment Company Act of 1940, or the Investment Advisers Act of 1940, or any rule or regulation under any of these statutes, or (ii) the laws of the State in which the issuer maintains its principal place of business or any State in which this notice is filed.

•	Certifying that, if the issuer is claiming a Rule 505 exemption, the issuer is not disqualified from relying on Rule 505 for one of the reasons stated in Rule 505(b)(2)(iii).

Each Issuer identified above has read this notice, knows the contents to be true, and has duly caused this notice to be signed on its behalf by the undersigned duly authorized person.

For signature, type in the signer’s name or other letters or characters adopted or authorized as the signer’s signature.

Issuer	Signature	Name of Signer	Title	Date
BofI Holding, Inc.	Andrew J. Micheletti	Andy Micheletti	EVP & CFO	2012-04-13

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

*	This undertaking does not affect any limits Section 102(a) of the National Securities Markets Improvement Act of 1996 (“NSMIA”) [Pub. L. No. 104-290, 110 Stat. 3416 (Oct. 11, 1996)] imposes on the ability of States to require information. As a result, if the securities that are the subject of this Form D are “covered securities” for purposes of NSMIA, whether in all instances or due to the nature of the offering that is the subject of this Form D, States cannot routinely require offering materials under this undertaking or otherwise and can require offering materials only to the extent NSMIA permits them to do so under NSMIA’s preservation of their anti-fraud authority.